UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13G/A


            Under the Securities Exchange Act of 1934

                        (Amendment No. 7)*
                       ___________________


                    FIRST KEYSTONE CORPORATION
                    __________________________
                         (Name of Issuer)


             COMMON STOCK, PAR VALUE $2.00 PER SHARE
             _______________________________________
                  (Title of Class of Securities)


                            320654205
                          _____________
                          (CUSIP Number)


                        December 31, 2004
      ______________________________________________________
     (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        Page 1 of 5 pages

CUSIP NO. 320654205             13G


1.   NAME OF REPORTING PERSON

     Frederick E. Crispin, Jr.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


2.   CHECK THE APPROPRIATE LETTER IF A MEMBER OF A GROUP

     (a)
     (b)


3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION:   NEW JERSEY, USA


5.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH SOLE VOTING POWER:   174,251


6.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
     PERSON WITH SHARED VOTING POWER:   12,577


7.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
     PERSON WITH SOLE DISPOSITIVE POWER:   174,251


8.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
     PERSON WITH SHARED DISPOSITIVE POWER:   12,577


9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON: 186,828


10.  CHECK IF THE AGGREGATE AMOUNT IN NUMBER 9 EXCLUDES CERTAIN
     SHARES:


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN NUMBER 9: 4.25%


12.  TYPE OF REPORTING PERSON:  IN



                        Page 2 of 5 pages

                           SCHEDULE 13G



ITEM 1.

    (a) Name of Issuer:

        First Keystone Corporation


    (b) Address of Issuer's Principal Executive Offices:

        111 West Front Street, Berwick, Pennsylvania  18603


ITEM 2.

    (a) Name of Person Filing:

        Frederick E. Crispin, Jr.


    (b) Address of Principal Business Office or, if none,
        Residence:

        3 Cedarbrook Terrace, Princeton, New Jersey  08540


    (c) Citizenship:  USA


    (d) Title of Class of Securities:

        Common stock, par value $2.00 per share


    (e) CUSIP Number:

        320654205


Item 3. Not Applicable.





                        Page 3 of 5 pages

ITEM 4. OWNERSHIP

        (a)  Amount Beneficially Owned: 186,828 shares

        (b)  Percent of Class: 4.25%

        (c)  Number of shares as to which such person has:

             (i)     sole power to vote or to direct the vote:
                     174,251

             (ii)    shared power to vote or to direct the vote:
                     12,577

             (iii)   sole power to dispose or to direct the
                     disposition of: 174,251

             (iv) shared power to dispose or to direct the disposition of: 12,577


ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

        Not applicable.


ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
        ANOTHER PERSON

        Not applicable.



                        Page 4 of 5 pages

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
        WHICH ACQUIRED THE SECURITY BEING REPORTING ON BY THE
        PARENT HOLDING COMPANY

        Not applicable.


ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
        GROUP

        Not applicable.


ITEM 9. NOTICE OF DISSOLUTION OF GROUP

        Not applicable.


ITEM 10.   CERTIFICATION

     (a)   Not Applicable.

     (b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              January 25, 2005



                              /s/ Frederick E. Crispin, Jr.
                              Frederick E. Crispin, Jr.




                        Page 5 of 5 pages